BAIN CAPITAL DISTRIBUTORS, LLC

AUDITED STATEMENT OF FINANCIAL CONDITION
(With Supplementary Information)

DECEMBER 31, 2016

BAIN CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

CONTENTS

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

OMB APPROVAL	
OMB Number:	3235-0123
Expires: May 31, 2017	
Estimated average burden	
hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___08/09/2016___ AND ENDING ___12/31/2016___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YYYY　　　　　　　　　　　　　　　　MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAIN CAPITAL DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street
(No. and Street)

Boston　　　　　　　　　　　MA　　　　　　　　　　02116
(City)　　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael McArdle　　　　　　　　　　　　　　　(617) 516-2000
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name -- *if individual, state last, first, middle name*)

101 Seaport Blvd, Suite 500　　　　　　Boston　　　　　MA　　　　　02210
(Address)　　　　　　　　　　　　　　　(City)　　　　　(State)　　　(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Michael McArdle _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ BAIN CAPITAL DISTRIBUTORS, LLC _____ , as of _____ December 31, 2016 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
President
Title



_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Management of Bain Capital Distributors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bain Capital Distributors, LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

BAIN CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	1,980,000
Receivable from affiliate		85,754
Other assets		134,547
TOTAL ASSETS	$	2,200,301

LIABILITIES & MEMBER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	200,301
TOTAL LIABILITIES		200,301

Contingencies and guarantees

LIABILITIES & MEMBER'S EQUITY

Member's equity:		2,000,000
TOTAL MEMBER'S EQUITY		2,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,200,301

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1   ORGANIZATION AND NATURE OF BUSINESS

Bain Capital Distributors, LLC (the "Company") was incorporated in Delaware on February 3, 2015, commenced operations on August 9, 2016, and is a wholly-owned subsidiary of BCFD, LLC (the "Parent"). Bain Capital Holdings, LP is the ultimate parent of BCFD, LLC. The Company operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company has a limited scope of business acting primarily as a limited purpose broker-dealer to offer interests in private funds sponsored and advised by affiliated investment advisers.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying statement of financial condition are referring to the corresponding accounting topics in the Financial Accounting Standards Board Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates included in the statement of financial condition.

Income taxes

The Company is not subject to federal and state income taxes. The members report their distributive share of tax liabilities on their own tax returns, if any.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

5

Fair value measurement

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from affiliate, accounts payable and accrued liabilities.

NOTE 3   CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand.

NOTE 4   RELATED PARTY TRANSACTIONS

The Company is economically dependent on its Parent.

The Parent provides services to the Company and charges the Company for its share of expenses on a monthly basis as well as for invoices that are 100% attributable to the Company.

Under the Services Agreement, the Company provided services to its Parent primarily by introducing U.S. prospects and clients to the Parent's investment management capabilities by offering interests in the private funds sponsored and advised by affiliated investment advisors. In consideration of such services, the Parent paid the Company a services agreement fee in an amount equal to one hundred percent (100%) of all costs incurred by the Company.

The right of offset existed between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net receivable related to the activity under this agreement is recorded on the statement of financial condition. The related receivable from the Parent at December 31, 2016 was $85,754.

NOTE 5   NET CAPITAL REQUIREMENT

The Company is exempt from the provisions of Rule15c3-3 under paragraph (k)(2)(i). The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2016, the Company has net capital of $1,779,699, which was $1,529,699 in excess of its required net capital of $250,000.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

NOTE 6   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2016, this credit risk amounts to approximately $1,730,000.

NOTE 7   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2016 or during the period then ended.

NOTE 8   MEMBER'S EQUITY

Member's equity consists of an initial capital contribution to the Company of $2,000,000 from its Parent, contributed prior to the commencement of operations.

NOTE 9   CONTINGENCIES

In the ordinary course of business, the Company is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

7

NOTE 10   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through February 27, 2017 (the date this report was available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2016.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.